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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2005

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [_]                   No   [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   December 19, 2005                     By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary



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                                                           EXTERNAL NEWS RELEASE
                                                                        05-30-TC


FOR IMMEDIATE RELEASE:  December 16, 2005

             TECK COMINCO LIMITED ANNOUNCES ABACUS SHARE ACQUISITION

Vancouver, B.C. -- Teck Cominco Limited ("Teck Cominco") today announced the private acquisition on December 14th, 2005 of 8,500,000 common shares (the "Shares") of Abacus Mining & Exploration Corporation ("Abacus"), representing approximately 18.2% of the issued and outstanding common shares of Abacus. Teck Cominco holds no other shares of Abacus.

Teck Cominco acquired the Shares as partial consideration for the purchase by Abacus from Teck Cominco and Afton Operating Corporation of the milling and processing facilities, tailings storage areas, associated permits, surface rights, related equipment associated with the Afton mine and Teck Cominco's back-in rights on certain Afton mineral properties (the "Transaction"). Pursuant to the Transaction, Teck Cominco will receive an additional 5,000,000 common shares of Abacus on the first anniversary of the Transaction and an additional 5,000,000 common shares of Abacus on the second anniversary of the Transaction.

This news release is required to be issued under securities legislation in certain jurisdictions.

                                     - 30 -

For additional information, please contact:

Peter Rozee
Senior Vice-President, Commercial Affairs
604.687.1117





                              TECK COMINCO LIMITED
         200 BURRARD STREET, VANCOUVER, BRITISH COLUMBIA, CANADA V6C 3L9
    TEL: (604) 687-1117          FAX: (604) 687-6100      www.teckcominco.com